NW Capital Markets Inc.

STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMER
8- 35363

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NW Capital Markets Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Hudson Place
(No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dennis J Enright	(201) 656-0115	DEnright@nwfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners LLC
(Name – if individual, state last, first, and middle name)

733 Route 35 N, Suite A	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

01/06/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Dennis J Enright , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to NW Capital Markets Inc. as of 12/31/21 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal

Title

Notary Public

LISA PETROSKY-MUCKLE
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 02/10/2027

Sworn to and subscribed before me this 28 day of Feb , 2022

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONTENTS



Adeptus Partners, LLC

Accountants | Advisors

244 West 54th Street

New York, NY 10019

phone 212.758.8050

fax 212.826.5037

www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of NW Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of NW Capital Markets, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of NW Capital Markets, LLC's management. Our responsibility is to express an opinion on NW Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Salomon Whitney LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as NW Capital Markets, LLC's auditor since 2021.

Adeptus Partners, LLC

New York, New York
February 28, 2022

NW Capital Markets Inc.

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	721,520
Receivable from clearing broker (including deposit of $100,000)		1,074,133
Marketable securities owned, at fair value		111,096
Accounts receivable		65,489
Prepaid expenses		22,553
Total assets	$	1,994,791

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	623,077
		623,077

Stockholder's equity

Common stock, no par value, 1,000 shares issued, authorized and outstanding		10,000
Additional paid-in capital		140,462
Retained earnings		1,221,252
Total stockholder's equity		1,371,714
Total liabilities and stockholder's equity	$	1,994,791

The accompanying notes are an integral part of these financial statements

NW Capital Markets Inc.

Notes to Financial Statements
December 31, 2021

1. **Nature of operations**

   NW Capital Markets Inc. (the "Company"), a Subchapter S subsidiary is incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company as part of its continued business planning for taxes and employment benefits has established an Employee Stock Ownership Plan ("ESOP"). The approval for the ESOP by the IRS was received in August 2021 with an effective date of December 31, 2020. The FINRA final approval for transfer of ownership to the ESOP was affective in August 2021. Overall control of the Company will continue to remain with Dennis Enright.

   The Company engages in investment banking, principal transactions, and investment advisory services.

2. **Summary of Significant Accounting Policies**

   Basis of presentation and use of estimates
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Revenue recognition
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   Significant judgements
   Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

   Commission revenue and execution and clearing costs
   The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument,

2. **Summary of Significant Accounting Policies (continued)**

Commission revenue and execution and clearing costs (continued)
counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Disaggregation of revenue, for the year ended December 31, 2021, can be found on the accompanying statement of income.

Contract assets and liabilities
The Company had outstanding receivables, from customers, relating to commission revenue aggregating $65,489 at December 31, 2021. There were no liabilities to customers at December 31, 2021.

The allowance for credit losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of income would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2021.

Cash
All cash deposits are held by one major financial institution in the United States. At various times throughout the year, the Company's cash balance may exceed the Federal Deposit Insurance Corporation insurance limits. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Investment valuation
The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

2. **Summary of Significant Accounting Policies (continued)**

Investment valuation (continued)

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the investment advisor in accordance with US GAAP. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

Income taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the stockholder of the Company will be taxed on the Company's taxable income. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

The Company recognizes interest and penalties, if any, related to unrecognized tax provisions as income tax expense in the statements of operations. During the year ended December 31, 2021, the Company did not incur any interest or penalties on its income tax returns. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2018.

3. **Marketable securities**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2021:

	Level 2	Total
Assets		
Marketable securities owned, at fair value		
Municipal bonds	$ 111,096	$ 111,096

4. **Transactions with related parties**

The Company maintains an administrative services agreement with an affiliate. Pursuant to the agreement, the affiliate provides administrative personnel and office space. The Company incurred expenses of $120,000 for the year ended December 31, 2021.

Company ownership recieved Management fees of $470,000.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. **Clearing broker**

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $100,000. As of December 31, 2021, a deposit in the amount of $100,000 is included in receivable from clearing broker on the accompanying statements of financial condition.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

6. **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $1,172,576 which exceeded the required net capital by $1,072,576. The ratio of aggregate indebtedness to net capital, at December 31, 2021 was .53 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

7.   **Concentration**

Substantially all of the Company's assets are held at the clearing broker and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these assets held at the clearing broker.

All cash deposits are held by one major financial institution in the United States. At various times throughout the year, the Company's cash balance may exceed the Federal Deposit Insurance Corporation insurance limits. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

8.   **Subsquent Events**

The Company has evaluated its subsequent events through the date these financial statements were available to be issued. There were no subsequent events requiring disclosure.